EXHIBIT 99.1

FirstService Reports Strong First Quarter Results

Revenues Up 13% and Adjusted EBITDA Up 36%

Double-Digit Revenue Growth and Margin Expansion at both FirstService Residential and FirstService Brands

Operating highlights:

	Three months
	ended March 31
	2016	2015

Revenues (millions)	$307.6	$272.2
Adjusted EBITDA (millions) (note 1)	12.7	9.3
Adjusted EPS (note 2)	0.08	0.02

TORONTO, April 27, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported very strong results for its first quarter ended March 31, 2016. All amounts are in US dollars.

Revenues for the first quarter were $307.6 million, up 13% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 36% to $12.7 million, and Adjusted EPS (note 2) was $0.08, compared to $0.02 in the prior year quarter. GAAP EPS was a loss of $0.05 per share in the quarter, versus a loss of $0.09 in the same quarter a year ago.

“FirstService reported strong results for the seasonally slow first quarter, building upon the progress and momentum achieved in 2015 across our businesses,” said Scott Patterson, Chief Executive Officer of FirstService.  “FirstService Residential saw continued revenue growth primarily from contract wins, while FirstService Brands recorded double-digit organic growth as it continues to benefit from a strong U.S. home improvement market. Both of our divisions also demonstrated excellent operating performance with significantly improved margins and profitability. Our results in the first quarter position us well to achieve the annual targets we have established for the current year.”

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.3 billion in annual revenues and has approximately 16,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV.”  More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $249.8 million for the first quarter, up 11% versus the prior year quarter. Revenue growth was comprised of 7% organic growth and 4% from recent acquisitions.  Adjusted EBITDA for the quarter was $11.7 million, up from $9.3 million in the prior year period. Contract wins and continued margin expansion from operating efficiencies were the primary drivers of first quarter performance.

FirstService Brands revenues for the first quarter totalled $57.8 million, up 25% relative to the prior year period. Organic growth for the quarter was 12% (13% in local currency terms), with the balance coming from recent acquisitions, including two California Closets franchises and the Paul Davis operation in Central Pennsylvania. Adjusted EBITDA was $3.2 million, a significant increase over the $1.3 million in the prior year quarter. The strong year-over-year performance for the quarter was driven by robust growth and operating leverage across our service lines, particularly California Closets, Certa Pro Painters, Pillar To Post Home Inspection and Floor Coverings International, which continue to benefit from a buoyant U.S. home improvement market.

Corporate costs were $2.2 million in the first quarter, relative to $1.3 million in the prior year period.  The current quarter reflects incremental public company and compensation costs.

Conference Call
FirstService will be holding a conference call on Wednesday, April 27, 2016 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2016. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2016	2015

Net earnings (loss)	$1,517	$(434)
Income tax	850	(229)
Other (income) expense	(75)	202
Interest expense, net	1,969	1,868
Operating earnings	4,261	1,407
Depreciation and amortization	7,414	6,998
Acquisition-related items	71	247
Stock-based compensation expense	970	669
Adjusted EBITDA	$12,716	$9,321

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2016	2015

Net earnings (loss)	$1,517	$(434)
Non-controlling interest share of earnings	(808)	(1,119)
Acquisition-related items	71	247
Amortization of intangible assets	2,392	2,550
Stock-based compensation expense	970	669
Income tax on adjustments	(1,296)	(1,255)
Non-controlling interest on adjustments	(33)	(44)
Adjusted net earnings	$2,813	$614

	Three months ended
(in US dollars)	March 31
	2016	2015

Diluted net earnings (loss) per share	$(0.05)	$(0.09)
Non-controlling interest redemption increment	0.07	0.05
Acquisition-related items	-	0.01
Amortization of intangible assets, net of tax	0.04	0.04
Stock-based compensation expense, net of tax	0.02	0.01
Adjusted EPS	$0.08	$0.02

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2016	2015

Revenues	$307,586	$272,189

Cost of revenues	222,506	197,307
Selling, general and administrative expenses	73,334	66,230
Depreciation	5,022	4,448
Amortization of intangible assets	2,392	2,550
Acquisition-related items (1)	71	247
Operating earnings	4,261	1,407
Interest expense, net	1,969	1,868
Other (income) expense	(75)	202
Earnings before income tax	2,367	(663)
Income tax	850	(229)
Net earnings (loss)	1,517	(434)
Non-controlling interest share of earnings	808	1,119
Non-controlling interest redemption increment	2,366	1,758
Net earnings (loss) attributable to Company	(1,657)	(3,311)

Net earnings (loss) per share
Basic	$(0.05)	$(0.09)
Diluted	(0.05)	(0.09)

Adjusted EPS (2)	$0.08	$0.02

Weighted average common shares (thousands)
Basic	35,991	35,971
Diluted	36,368	36,363

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2)  See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2016	December 31, 2015

Assets
Cash and cash equivalents	$37,075	$45,560
Restricted cash	8,140	3,769
Accounts receivable	118,222	114,521
Prepaid and other current assets	49,682	47,532
Deferred income tax	18,662	18,840
Current assets	231,781	230,222
Other non-current assets	5,210	6,009
Fixed assets	60,848	57,575
Deferred income tax	6,963	6,553
Goodwill and intangible assets	308,058	300,124
Total assets	$612,860	$600,483

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$102,290	$102,043
Other current liabilities	25,627	24,015
Long-term debt - current	1,769	4,041
Current liabilities	129,686	130,099
Long-term debt - non-current	209,505	197,158
Other liabilities	15,079	14,670
Deferred income tax	13,936	13,971
Non-controlling interests	80,216	77,559
Shareholders' equity	164,438	167,026
Total liabilities and equity	$612,860	$600,483

Supplemental balance sheet information
Total debt	$211,274	$201,199
Total debt, net of cash	174,199	155,639

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2016	2015

Cash provided by (used in)

Operating activities
Net earnings	$1,517	$(434)
Items not affecting cash:
Depreciation and amortization	7,414	6,998
Deferred income tax	(536)	880
Other	(94)	666
	8,301	8,110

Changes in non cash working capital
Accounts receivable	(3,389)	9,695
Payables and accruals	(3,427)	(3,162)
Other	353	4,027
Net cash provided by operating activities	1,838	18,670

Investing activities
Acquisition of businesses, net of cash acquired	(5,038)	(4,202)
Purchases of fixed assets	(6,900)	(3,586)
Other investing activities	(4,581)	941
Net cash used in investing activities	(16,519)	(6,847)

Financing activities
Increase in long-term debt, net	10,076	7,617
Net distributions to Old FSV	-	(29,911)
Sale (purchases) of non-controlling interests, net	246	(7,636)
Dividends paid to common shareholders	(3,461)	-
Other financing activities	(789)	(3,168)
Net cash provided by (used in) financing activities	6,072	(33,098)

Effect of exchange rate changes on cash	124	(373)

Decrease in cash and cash equivalents	(8,485)	(21,648)

Cash and cash equivalents, beginning of period	45,560	66,790

Cash and cash equivalents, end of period	$37,075	$45,142

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2016
Revenues	$249,806	$57,780	$-	$307,586
Adjusted EBITDA	11,738	3,195	(2,217)	12,716

Operating earnings	6,357	1,391	(3,487)	4,261

2015
Revenues	$225,802	$46,387	$-	$272,189
Adjusted EBITDA	9,329	1,275	(1,283)	9,321

Operating earnings	3,977	(471)	(2,099)	1,407

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500